

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
DAVID MICHELS	24	13	2,438
BRIAN WALLACE	24	13	2,438
CHRISTOPHER BELL	24	13	2,438

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 7 FEBRUARY 2005 AT 305P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED (ADJUSTED FOR FRACTIONAL ENTITLEMENTS CARRIED FORWARD).

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